

WHITE PAPER | SEPTEMBER 30, 2022

Equity Income Investing: Beyond Dividend Yield

Charles Rinehart, CFA, CAIA
Chief Investment Officer
Bill Jung, CFA
Senior Research Analyst
Eric Bachus, CFA
Associate Portfolio Manager
Brian Kute, CFA
Director of Research
Chris Godby, CFA
Senior Research Analyst
Bryan Andress, CFA
Senior Research Analyst

Equity Income Investing: Beyond Dividend Yield

In a world of low interest rates, equity income investing provides a means by which investors can generate real income growth in portfolios to meet current and future income needs. In addition to providing for investors' portfolio income needs, certain equity income strategies have demonstrated an ability to generate superior returns compared to other large cap equity strategies, while others have hidden risks that result from focusing on yield over total return. The purpose of this paper is to examine some of the shortfalls to equity income strategies that focus on dividend yield alone, and present what we believe to be a better approach to equity income investing focused on a broader consideration of capital return to shareholders.

The Importance of Dividends to Long-Term Shareholder Returns

Historically, dividends have been a meaningful component of equity total returns. While the proportional impact to total returns from dividends varies meaningfully in the short-term, over the long-term the significant benefit from the compounding effect of dividends' stable and consistent return stream is undeniable. This is illustrated in Figure 1 which shows the median rolling one-year contribution from dividends of 15% versus the median rolling thirty-year contribution of nearly 40%.

Figure 1 – Rolling Period Return Composition (Median %)



	1YR	3YR	5YR	10YR	20YR	30YR
■ Dividends	15%	24%	28%	30%	34%	39%
■ Capital Appreciation	85%	76%	72%	70%	66%	61%

Source: http://www.econ.yale.edu/~shiller/data.htm, Johnson Asset Management
Note: January 1956-December 2021 using median of rolling periods

In the more recent era, characterized by historically low bond yields, dividend income from equities has grown in importance. Over the last twenty years, dividends have grown to account for greater than 50% of the total income generated by a 60/40 balanced portfolio. In fact, dividends have accounted for greater than 50% share of total portfolio income for most of the last decade as illustrated in Figure 2.

Figure 2 – 60/40 Portfolio – Income Contribution



Source: Bloomberg, http://www.econ.yale.edu/~shiller/data.htm, Johnson Asset Management
Note: S&P 500 Composite dividend yield and Bloomberg U.S. Aggregate Yield-to-Worst used for period January 1976-December 2021

Along with the increasing portfolio income contribution, equity dividends have helped enhance the real income stream generated by a balanced 60/40 portfolio. Dividend growth has outpaced CPI inflation in the post-WWII period, and in every decade except the 1970s (Figure 3). Companies that grow their dividends provide an effective inflation hedge to portfolio income streams, an attribute that bond income does not provide.

Figure 3 – Dividend Growth vs. CPI By Decade



Source: http://www.econ.yale.edu/~shiller/data.htm , Johnson Asset Management
Note: S&P 500 Composite dividend growth; Consumer Price Index

A Signal of Quality

A healthy and growing dividend is a sign of a stable business with a strong balance sheet and a consistent ability to grow earnings. Investors often view a dividend as a sign of management's confidence in future growth of the business and its commitment to shareholders. Unlike other accounting-based measures of profitability, dividends are difficult to manipulate. A dividend policy focused on the sustainability and regular growth of a dividend is often rewarded by the market through higher valuations. This can have the effect of disincentivizing management teams from speculative investments that may endanger free cash flow and erode shareholder value. A prudent dividend policy can result in a company being less susceptible to the negative effects of a recessionary shock. Please see our whitepaper, **"Quality: The Key to an All-Weather Equity Income Approach"** where we go more in-depth on how we define quality.

The operational quality signaled by a dividend is evident in historical returns. Analyzing the dividend factor at the individual stock level shows that dividend-paying stocks have outperformed non-payers with less risk over time (Figure 4).

Figure 4 – Dividend Payer & Non-Payer Return & Risk Profiles



Source: FactSet Alpha Test
Note: Universe is Russell 1000 Equal-Weighted, 12/31/1984 To 12/31/2021. Please see disclosures at the end of the paper.

Given that dividends are a component of total return and dividend-paying stocks in aggregate have attractive risk adjusted returns, it would seem to be a logical conclusion that selecting stocks based on their absolute yield would be a winning strategy. Over the last 30 years, this was a valid approach as illustrated in Figure 5, which shows the dividend-paying universe broken out by quintile with all stocks that did not pay dividends broken out separately in the far-right bar. The data shows that the stocks with the highest dividend yields did indeed generate the highest positive excess returns while the lowest dividend-yielding stocks and the stocks that did not pay dividends exhibited meaningfully negative excess returns.

Figure 5 – Excess Return Comparison by Dividend Yield Quintile



Excess Return by Dividend Yield Quintile
1.1992-12.2021

Source: FactSet Alpha Test
Note: Q1 is highest quintile by yield; Average monthly annualized excess returns by quintile of dividend yield and for non-dividend-paying stocks versus the Russell 1000 equal-weighted universe from 12/31/1991 to 12/31/2021.

Despite this long-term benefit, the efficacy of selecting stocks with the highest absolute dividend yield varies meaningfully depending on the period measured. An illustration of this is shown below in the charts in Figure 6. There are three charts displaying the last three ten-year periods. The highest dividend-yielding quintile of stocks generated the highest positive excess returns in only one of the periods, the 2002-2011 period. Over the last decade, the highest dividend-yielding stocks generated negative excess returns. The inconsistency of excess returns across time periods and lack of ordinality by quintiles illustrates that the dividend yield factor has not been a strong alpha generator by itself.

Figure 6 – Excess Return by Quintile of Dividend Yield by Decade



Source: FactSet Alpha Test
Note: Q1 is highest quintile by yield; Average monthly annualized excess returns by quintile of dividend yield and for non-dividend-paying stocks versus the Russell 1000 equal-weighted universe from 12/31/1991 to 12/31/2021.

Broadening the historical return perspective beyond the last three decades, we conducted a deeper dive analysis into the post-WWII total returns from equities. Our research found that it is the fundamental cash flow growth of a business, realized in earnings and dividend growth, that drives capital appreciation in stock prices. Equity total returns can be deconstructed into three components: 1) changes in valuation 2) changes in fundamentals and 3) income. This deconstruction of total returns can be done across several fundamental variables including earnings, cash flows, and dividends. Using dividends as the fundamental component in our analysis (Figure 7), dividend yield plus dividend growth has accounted for nearly the entirety of long-term equity returns. Changes in valuation have made meaningful contributions to total returns over shorter periods and in certain decades, but the long-term contribution from changes in valuation have been a relatively minor 0.40% annualized in the post-war period (Figure 7).

Figure 7 – Total Return Components by Decade



	1940s	1950s	1960s	1970s	1980s	1990s	2000s	2010s	Since 2000	Post-WWII
Dividend Income	6.0%	5.7%	3.3%	4.1%	4.8%	2.8%	1.8%	2.2%	2.0%	3.6%
Dividend Growth	9.6%	3.9%	5.5%	9.5%	4.5%	7.5%	1.3%	10.5%	6.4%	7.1%
Valuation	-6.4%	9.3%	-1.0%	-7.5%	7.7%	6.9%	-3.0%	0.4%	-0.9%	0.4%
Total Return	9.2%	18.9%	7.8%	6.2%	17.0%	17.2%	0.0%	13.2%	7.6%	11.1%

Source: http://www.econ.yale.edu/~shiller/data.htm , Johnson Asset Management
Note: January 1940-December 2021; Post-WWII period January 1946-December 2021

This analysis supports the intuitive conclusion that investors should care about more than just absolute dividend yield in their investment approach, but also consider cash flow growth in the form of dividend growth. A strategy of investing in the highest dividend-yielding stocks can potentially exclude companies exhibiting stronger business fundamentals from portfolios. It also exposes investors to certain undesirable systematic risks. Our analysis found that the highest dividend-yielding stocks tend to be concentrated in certain sectors. A comparison of relative sector weights between the top 100 stocks by dividend yield in the Russell 1000 versus the overall Russell 1000, illustrates the sector concentration risk and lack of diversification (Figure 8). Approximately 70% of an equal-weighted portfolio of the top 100 dividend-yielding stocks is allocated to four sectors: Financials, Real Estate Investment Trusts, Energy, and Utilities. These sectors are largely characterized by lower earnings growth, higher

leverage, and lower profitability. Additionally, some of these sectors (i.e., Utilities and REITs) are regularly among the highest issuers of new equity. Dividend sustainability can be a concern for stocks with the highest payout ratios and that are reliant on equity issuance for funding, particularly in periods of economic and market stress.

Figure 8 – Sector Mix: Top 100 Dividend Yield Stocks vs. Russell 1000



Top 100 Dividend Yield Stocks
R1000 Index
30%
25%
20%
15%
10%
5%
0%
Communication Services
Consumer Discretionary
Consumer Staples
Energy
Financials
Health Care
Industrials
Information Technology
Materials
Real Estate
Utilities

Source: FactSet as of 12/31/2021; Comparison shows portfolio of Top 100 Dividend Yield Stocks equal-weighted versus Russell 1000 Index market cap-weighted

As a result, the highest dividend-yielding stocks tend to have sub-par long term growth prospects or too much leverage. Also, high-yielding stocks in certain sectors such as Financials and Energy tend to display greater cyclicality to business fundamentals. Figure 9 compares sales and EPS growth, interest coverage, and the debt-to-equity ratio of the top 100 dividend-yielding stocks in the Russell 1000 Index versus the rest of the Russell 1000 universe. The top 100 dividend-yielding stocks have exhibited lower sales and EPS growth and have higher leverage metrics.

Figure 9 – Fundamentals: Top 100 Dividend Yield Stocks vs. Russell 1000



Source: FactSet as of 12/31/2021

Shareholder Yield: A More Nuanced Approach

Our research indicates that broadening the view on shareholder capital return to account for all capital allocation priorities of a company further enhances excess returns. Prior to the mid-1980s, share repurchases were a relatively insignificant component of corporate shareholder return policies. Since then, corporate policies have shifted meaningfully, increasing the emphasis on share repurchases and lowering dividend payout ratios. This has resulted in greater tax efficiencies and higher earnings per share growth by companies reinvesting in their businesses by reducing share count.

Despite relatively less emphasis on dividend payouts in corporate capital allocation policies in recent years, dividends and dividend growth are still foundational to these policies and tangible signals of a company's quality. While the Johnson Equity Income approach strives to maintain a portfolio dividend yield above the overall market, we take a more integrated view of a company's capital return to shareholders considering both dividend yield and dividend growth, as well as net share repurchases and net debt issuance. Our process places greater importance on a company's shareholder yield than its absolute dividend yield. Comparing stocks with positive shareholder yields versus stocks with the highest dividend yields, the former tend to have more attractive fundamental growth characteristics and stronger, more resilient balance sheets than the latter. Figure 10 illustrates this, comparing sales and EPS growth, interest coverage, and leverage metrics.

Figure 10 – Fundamentals: Shareholder Yield vs. Dividend Yield



Source: FactSet Alpha Test
Note: Measurement period is December 1984 – December 2021

Historical return research validates taking this more integrated approach as the companies that grew dividends and had positive shareholder yields achieved stronger absolute and risk-adjusted returns (Figure 11).

Figure 11 – Return and Risk Profiles



Source: FactSet Alpha Test
Note: Russell 1000 Equal-Weighted, 12/31/1984 To 12/31/2021

Avoiding low quality stocks by focusing on owning companies that pay a dividend, that can consistently grow that dividend, and that are able to return capital to shareholders by other means is a cornerstone of our equity income approach. Stocks with these characteristics have exhibited superior downside protection compared to stocks that do not pay dividends, do not grow their dividends, or have negative shareholder yields. Figure 12 illustrates this by comparing average returns (top) and downside capture (bottom) in down months. Stocks that meet our shareholder capital return criteria have not only exhibited superior downside protection characteristics compared to stocks that do not meet our criteria, but also compared to the broader universe of stocks.

Figure 12 – Downside Protection



Source: FactSet Alpha Test
Note: 12/31/1984-12/31/2021; Universe = Russell 1000 equal-weighted

Overall, our approach to equity income investing has enabled us to achieve our portfolio objective of delivering superior risk-adjusted returns to our shareholders (Figure 13). The integration of dividend growth and shareholder yield into our yield evaluation allows us to accomplish this with a core investment style. This contrasts with many other equity income approaches which have heavier value factor exposures, and therefore higher volatility. You can read more about our views on style differences in equity income investing in our **"Balancing Quality with Valuation: Breaking Down Our Equity Income Approach"** whitepaper.

Figure 13 – Risk and Return: Jan 2006-Dec 2021



Source: Zephyr, Johnson Asset Management Analysis
Note: Time period measured is 1/1/2006-12/31/2021

Putting It All Together: A Better Approach to Equity Income Investing

In summary, dividend income has been a significant contributor to equity investors' total returns and a growing percentage of a balanced portfolio's income. Dividend-paying stocks have outperformed non-dividend-paying stocks meaningfully over time while incurring less risk. Despite this long-term outperformance, a strategy focused on owning the highest dividend-yielding sub-segment of stocks has generated inconsistent relative performance. It has resulted in portfolios with less attractive fundamental characteristics and a lack of diversification by sector and factor exposure. Our research shows that a focus on owning stocks with stronger dividend growth and positive shareholder yields is the most consistent method to achieve superior risk-adjusted long-term capital appreciation. In our view, targeting the highest possible dividend yield level is not a consistent way to successfully pick stocks nor is it the best way to pick an equity income manager. By pairing a quality focus with a more integrated consideration of equity income, including dividend yield, dividend growth, and shareholder yield, we can build a portfolio of companies that provides the best opportunity for superior long-term equity returns. While this integrated approach can result in a portfolio dividend yield that is often below that of other equity income funds, this approach has resulted in superior absolute returns and better downside protection over time.

DISCLOSURES & KEY TERMINOLOGY

Certain economic and market information contained herein has been obtained from published sources prepared by other parties, which in certain cases has not been updated through the date of the distribution of this paper. While such sources are believed to be reliable for the purposes used herein, Johnson does not assume any responsibility for the accuracy or completeness of such information. Further, no third party has assumed responsibility for independently verifying the information contained herein and accordingly no such persons make any representations with respect to the accuracy, completeness or reasonableness of the information provided herein.   Unless otherwise indicated, market analysis and conclusions are based upon opinions or assumptions that Johnson considers to be reasonable.

There is no guarantee that the investment objectives will be achieved. Moreover, past performance is not indicative nor a guarantee of future results.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at https://www.johnsoninv.com/mutualfunds/documents. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

Information about indices is provided to allow for certain comparisons of the relevant Johnson Equity Income Fund strategy to that of certain well known and widely-recognized indices. Such information is included to show the general trend in the markets during the periods indicated and is not intended to imply that the holdings of the relevant fund were similar to the indices, either in composition or risk profile. Such indices are not actively managed and therefore do not have transaction costs, management or performance fees or other operational expenses. The investment program of the fund is not restricted to the securities comprising such indices and allows for, among other things, the use of leverage, short selling and the use of derivatives. The funds' portfolios may not be as diversified as such indices and the volatility of indices may be materially different from the volatility of the funds. Definitions for the indexes utilized in this document set out below.

Lipper Equity Income Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

Russell 1000 Index includes the top 1,000 companies by market-capitalization in the United States. It is considered a bellwether index for large cap equity investing.

S&P 500 is a market-capitalization weighted index that includes the 500 most widely held companies chosen with respect to market size, liquidity, and industry.

Consumer Price Index is an index that measures the monthly change in prices paid by U.S. consumers. It is calculated by the Bureau of Labor Statistics (BLS). It is a weighted average of prices for a basket of goods and services representative of aggregate U.S. consumer spending.

Downside Capture is a ratio that measures a manager's relative performance in down-markets by comparing the manager's monthly returns with those of a benchmark index. The bottom chart in Figure 12 measures Downside Capture relative to the Russell 1000 equal-weighted universe.

Raw data used in Figures 1, 2, 3, and 7 comes from data developed by Professor Robert J. Shiller using various public sources. Historical price, dividend, and valuation data used in these figures represents the S&P Composite.



WHITE PAPER | SEPTEMBER 30, 2022

Quality: The Key to an All-Weather Equity Income Approach

Charles Rinehart, CFA, CAIA
Chief Investment Officer
Bill Jung, CFA
Senior Research Analyst
Eric Bachus, CFA
Associate Portfolio Manager
Brian Kute, CFA
Director of Research
Bryan Andress, CFA
Senior Research Analyst
Chris Godby, CFA
Senior Research Analyst

Quality: The Key to an All-Weather Equity Income Approach

History teaches us to expect two things from the market over time: compounding wealth creation and unpredictable disruptions. The key to experiencing the former is to be prepared for the latter. Our research and experience have taught us that there is no better way to prepare portfolios for the unpredictability inherent in investing than a focus on high quality security selection. That is why a rigorous quality discipline is the core of our Johnson Equity Income Fund process.

Quality has different definitions to different investors. It is often not well-defined, or it is described subjectively by investment managers. For us quality represents the characteristics that allow businesses to stand the test of time. Specifically, the most successful companies over the long-run have business models that can fight off competition and corporate structures that can survive economic turmoil. The dual threats of competitive pressure and economic cyclicality can unseat even the largest companies if they are lacking in these key respects.

Consider, for example, the history of the S&P 500. Constituents of the S&P 500 are definitionally successful companies. S&P Global selects firms for the index based on their size and profitability seeking to "represent leading companies in leading industries." Even this esteemed peer group is subject to the eroding effects of competition. Since the 2005 inception of the Johnson Equity Income Fund, 207 of the 856 companies that have been included in the S&P 500 (24% of the total) have experienced a 'disastrous loss', defined as a 70% decline in price from peak levels, from which they have never fully recovered. This compares to the Johnson Equity Income Fund which has had 6 out of 220 total stocks, or just 3%, experience a 'disastrous loss'. We attribute this significantly lower 'disastrous loss' experience, found across every sector, to adherence to our quality discipline.

Figure 1 – "Disastrous Loss" Stocks: S&P 500 versus Johnson Equity Income Fund

% Of Stocks In S&P 500 Experiencing A "Disastrous Loss"
"Disastrous Loss" defined as a 70% decline in price from peak levels which is not recovered
Universe = S&P 500, 2006 to 2021

Energy	74%
Financials	36%
Consumer Discretionary	35%
S&P 500	**24%**
Communication Services	24%
Materials	22%
Real Estate	21%
Industrials	17%
Information Technology	14%
Consumer Staples	9%
Utilities	9%
Health Care	7%

% Of JEIP Stocks Experiencing A "Disastrous Loss"
"Disastrous Loss" defined as a 70% decline in price from peak levels which is not recovered
Universe = Quarterly JEIP Mutual Fund Holdings, 2006 to 2021

Energy	13%
Financials	8%
Industrials	4%
JEQIX	**3%**
Communication Services	0%
Materials	0%
Real Estate	0%
Consumer Discretionary	0%
Information Technology	0%
Consumer Staples	0%
Utilities	0%
Health Care	0%

Source: Johnson Asset Management Research

From this study of market history, we have learned a few lessons. First, the market is good at directing capital to areas of the economy where excess profits are being earned resulting in a continuous threat of increased competition to most companies. It takes a special combination of good management and a defensible business model to hang on to a leading market position. Second, macroeconomic shocks and the natural economic cycle can topple unprepared businesses and cause permanent losses for investors. Third, diversification is important for investors at both the company and industry level as the vast majority of companies and industries are subject to competitive threats and macroeconomic forces. Clearly investors would prefer to avoid this lower end of the return distribution. Fortunately, we believe we have identified the characteristics of companies most likely to be sustainably great over the long run.

Our Definition of Quality

Evaluating quality is foundational and integral to the Johnson Equity Income Fund. It is both a qualitative and quantitative process for us. We determine quality through evaluating evidence that a company has a competitive advantage, analyzing the strength and flexibility of a company's balance sheet, and examining management's track record of prudent capital management. This paper will not just speak to the evaluation of these characteristics qualitatively, we will show you the empirical quantitative backing to how we evaluate quality.

Evaluating Competitive Advantage

In evaluating the evidence of a company's competitive advantage, we analyze a company's historical levels, direction, and stability of profitability. We believe a company's competitive position shows up in the level of cash flow returns, the spread of a company's cash flow returns above its cost of capital, in the trend of cash flow return levels, and in the consistency of cash flow returns. Our research indicates that companies with superior performance in these profitability attributes have historically achieved meaningful excess returns. This analysis of a company's profitability dynamics serves as a key input into how we determine the sustainability of its competitive position and future profitability.

Figure 2 shows the average monthly annualized excess returns of the top and bottom quintiles of stocks as measured by our multi-factor ranking of profitability using various factors measuring cash flow returns on invested capital (CFROIC). Our research shows meaningful excess returns generated by companies that exhibit high and increasing levels of profitability over the full period, and even greater underperformance by companies exhibiting low levels of profitability. The left chart in Figure 2 also shows the 12-month excess returns of the top and bottom quintiles demonstrating the persistence of alpha generation from our multi-factor ranking of profitability. The variance is more pronounced in down markets with the lowest quintile of stocks exhibiting significant negative excess returns. The chart on the right displays the average excess return of our profitability multi-factor ranking in all down markets over the last twenty-five years, defined as having a negative return of -10% or greater. Some industries are structurally more profitable than others, so part of our evaluation is not only comparing a company's profitability attributes to the broader market universe but also versus industry peers. The results from our historical research account for these structural sector and industry profitability tendencies through a sector-neutral design.

Figure 2 – Excess return of Top and Bottom Quintile for Profitability MFR: Full Period Jan 1997-Dec 2021 (left) and in Down Markets (right)



Source: FactSet, Johnson Asset Management Analysis. Average 1-month annualized and average 12-month excess returns for top and bottom quintile companies using a proprietary multi-factor Profitability ranking versus the Russell 1000 from January 1997 thru December 2021 (left chart). Average monthly annualized excess returns by quintile using a proprietary multi-factor Profitability ranking versus the Russell 1000 in Down Market periods defined as returns of -10% or lower (right chart).

Levels of profitability only tell part of the story. We also evaluate quality based on whether a company's profitability level is improving or deteriorating. Figure 3 illustrates this attribute by showing the average monthly annualized excess returns for the top and bottom quintile of stocks as measured by change in CFROIC. This factor captures the direction of cash flow returns on investment over a three year period and our analysis shows persistence in alpha generation. High quality companies tend to have stable to expanding profitability levels and exhibit this over several years. Improving CFROIC levels – which can occur for various reasons including market share gains, scale efficiencies, entry into new markets or businesses, or having pricing power – are an indication of a high quality company with a strong competitive position.



Figure 3 – Excess Returns of Top and Bottom Quintile of Improving Profitability: CFROIC 3-year Change, Jan 1997- Dec 2021



Source: FactSet, Johnson Asset Management Analysis. Average 1-month annualized and average 12-month excess returns for top and bottom quintiles of companies using CFROIC 3-year change versus the Russell 1000 from Jan 1997 thru Dec 2021.

In addition to evaluating the levels and direction of cash flow returns, what also defines a quality company for us is the relative stability of a company's profitability levels. A large part of our quality calculus is determined by the consistency of a company's revenues, profit margins, earnings and returns. Quality to us means that a company's operating fundamentals exhibit relative stability and tend not to have large boom-bust swings. As illustrated in Figure 4, our research shows that companies that exhibit higher relative stability of sales growth, profit margins, and returns have generated significant excess returns, particularly in more volatile market environments. Also noteworthy from our research is that this stability multi-factor ranking generates more alpha as the measurement period is extended. The most stable companies in terms of profitability generated greater excess returns over twelve month periods on average than over annualized one month periods.



Figure 4 – Excess Returns of Stability MFR: Full Period Jan 1997-Dec 2021 (left) and in Down Markets (right)

Source: FactSet, Johnson Asset Management Analysis. Average 1-month annualized and average 12-month excess returns for top and bottom quintile companies using a proprietary Stability multi-factor ranking versus the Russell 1000 from January 1997 thru December 2021 (left chart). Average monthly annualized excess returns by quintile using a proprietary Stability multi-factor ranking versus the Russell 1000 in Down Market periods defined as returns of -10% or lower (right chart).

In summary, when evaluating a company's competitive advantage, we are looking for companies that earn a high level of return above the cost of capital, have stable-to-increasing return levels, and exhibit operating fundamentals that are not completely leveraged to the economic cycle.

Evaluating Balance Sheet Strength

The second criterion in our quality assessment is evaluating the strength and flexibility of a company's balance sheet. With a portfolio objective of preservation of capital in down markets, the resiliency of a company in difficult economic and capital market conditions is a key aspect in our evaluation of quality. Various individual leverage and interest coverage factors are not all that effective in generating alpha over full market cycles. However, when these balance sheet factors are considered in combination via a leverage multi-factor ranking, they prove their mettle, particularly in down markets. Companies with lower financial leverage have tended to enhance downside protection to a significant degree. This part of our research process serves more so as a tool of stock elimination than as a tool of stock selection. It establishes what types of companies to avoid as companies with the highest degree of financial leverage and weakest balance sheets have exhibited drastic underperformance historically. Resiliency to us means that a company can self-fund all of its various capital and investment obligations via internally generated operating cash flows, and that the company is not dependent on the capital markets for rolling debt obligations, dividend payments, or investments in the business. It has been a rare exception through our investment strategy's history that we have invested in companies carrying non-investment grade debt ratings. Figure 5 highlights the excess returns from our leverage multi-factor ranking over the last twenty-five years and in down markets.

Figure 5 – Excess Return of Financial Leverage: Full Period Jan 1997 thru Dec 2021 (left chart) and in Down Markets (right chart)



Source: FactSet, Johnson Asset Management Analysis. Average 1-month annualized and average 12-month excess returns for top and bottom quintile companies using a proprietary Leverage multi-factor ranking versus the Russell 1000 from January 1997 thru December 2021 (left chart). Average monthly annualized excess returns by quintile using a proprietary Leverage multi-factor ranking versus the Russell 1000 in Down Market periods defined as returns of -10% or lower (right chart).

As we explain more in depth in our dividend whitepaper titled, *"Equity Income Investing: Beyond Dividend Yield"*, our equity income approach has tended to focus on companies that do not necessarily pay the highest dividend yields. The reason for this has to do with giving priority to quality over yield, as the highest dividend-yielding companies tend to have an unfavorable combination of higher financial leverage, a higher payout ratio, greater cyclicality, and secular challenges related to business fundamentals. These factors can result in less resiliency and potential for reductions in dividends in stressful periods. A strategy of focusing on companies with moderate dividend yields and payout ratios, combined with attractive dividend growth and capital return via other means such as share repurchases and/or debt reduction, allows us to not sacrifice on quality.

Evaluating Track Record of Prudent Capital Management

The third criterion in our evaluation of quality is analyzing a management team's track record of prudent capital management. Management teams that act as prudent stewards of shareholder capital is a characteristic of higher quality companies. In our determination of quality, we evaluate management's capital allocation decisions including dividend policy, share repurchases, debt reduction, and merger and acquisition activity.

A company's dividend policy is the first factor we analyze when it comes to evaluating a management team's capital management track record. As mentioned previously, our evaluation of quality as related to dividend policy looks at both the dividend yield and payout ratio as well as the capacity for future dividend growth. Management teams of companies in which investors have expectations of maintaining dividends and future dividend growth are less apt to potentially misallocate capital via risky capital investments or to pursue empire-building via value-degrading acquisitions. A prudent dividend policy serves as a type of self-inhibitor on management teams.

In our evaluation of capital management, we also consider the total payout yield and shareholder yield that a company delivers to shareholders, beyond just its dividend



yield. Payout yield is defined as dividend yield plus net share repurchase yield while shareholder yield is defined as dividend yield plus net share repurchase yield less net debt issuance yield. A company may have an attractive dividend yield and even an attractive dividend growth profile, but it could be funding that dividend policy via an increase in debt and/or equity issuance, or running its dividend payout ratio to an unsustainable level. The evaluation of the payout yield and shareholder yield are just as important in our evaluation of quality.

In Figure 6, there are three charts showing total return, standard deviation of total return, and Sharpe ratio of a universe of stocks categorized by shareholder yield, payout yield, and serial dividend growth. Our research shows that stocks that have exhibited positive shareholder yields, positive payout yields, and regular dividend increases have provided higher returns with lower stock price volatility resulting in superior Sharpe ratios.

Figure 6 – Total Return, Standard Deviation of Total Return, and Sharpe Ratio: Shareholder Yield, Payout Yield, and Serial Dividend Growth



Source: FactSet, Johnson Asset Management Analysis. Period measured is 1/1985-12/2021. Universe categorized by 'Yes' and 'No' based on meeting criteria.Companies with shareholder yields and payout yields greater than zero are categorized as 'Yes' while those with zero or negative yields are categorized as 'No'. The definition for the Dividend Growers (Serial Increasers) factor is companies with annual dividend increases of at least four consecutive years. Stocks that meet this criteria are categorized 'Yes'.

The Importance of Quality

Our goal is to outperform the S&P 500 over a full market cycle while protecting and enhancing the spending power of capital as a result of owning quality companies. Historically, investing in companies that meet our definition of quality – having a strong competitive advantage, a healthy and flexible balance sheet, and a track record of prudent capital management - has provided investors with higher returns and lower volatility.

From 1997 to 2021, companies that were in the top quintile of the Russell 1000 universe based on our quality factors, defined as "High Quality", outperformed companies in the bottom quintile, defined as "Low Quality", by over 8.7% annualized with a standard deviation that was over 30% lower (Figure 7).

Figure 7 – High Quality Stocks vs Low Quality Stocks



Source: FactSet, Johnson Asset Management Analysis. Return and volatility data based on period 1/1/1997-12/31/2021. 'High Quality' defined as Russell 1000 stocks that ranked in top quintile of a proprietary Quality multi-factor ranking that includes factors related to profitability, stability of fundamentals, and leverage. 'Low Quality' defined as Russell 1000 stocks that ranked in the bottom quintile of the same proprietary Quality multi-factor ranking.

Through the process of evaluating potential investments based on our criteria of quality, we seek to avoid speculative securities that have high expectations accompanied by higher risk as well as seemingly inexpensive, low multiple stocks with secularly challenged fundamentals. This strategy will result in certain periods where the stocks of higher quality companies exhibit lower upside capture than the overall market. This occurs especially during market environments where hard-to-time speculative companies are in favor, or highly cyclical stocks come into favor at economic recovery inflection points. However, during periods of market volatility, quality companies protect investors' capital with better downside protection and lower drawdowns. A portfolio of high quality companies can provide superior risk-adjusted returns, outperforming over a longer investment horizon (Figure 8).

Figure 8 – Risk and Return



Source: Zephyr, Johnson Asset Management Analysis. Risk and return statistics for period 1/2006-12/2021.

A Proven Track Record

In summary, our evaluation of quality is a key differentiator for the Johnson Equity Income Fund, which has resulted in the fund receiving back-to-back awards from Lipper as the top fund in the Equity Income category for 3-year performance ended in 2019 and 5-year performance ended in 2020[1]. Selecting securities through our quality lens has a proven track record of downside protection which can be shown through a lower downside capture compared to the S&P 500 Index and Lipper Equity Income Index. It has also resulted in higher risk-adjusted returns versus both benchmarks since inception of the Fund (Figures 9 and 10).

Figure 9 – Upside and Downside Capture



Source: Zephyr, Johnson Asset Management Research. Upside Capture and Downside Capture statistics for period 1/2006-12/2021.

Figure 10 – Portfolio Statistics

	RETURN	STANDARD DEVIATION	RISK-ADJUSTED RETURN	UPSIDE CAPTURE	DOWNSIDE CAPTURE	MAXIMUM DRAWDOWN	SHARPE RATIO	ALPHA	BETA
Johnson Equity Income Fund	10.67%	14.30%	11.04%	92.60%	93.05%	43.92%	0.67	0.43	0.93
S&P 500 Index	10.97%	14.91%	10.97%	100.00%	100.00%	50.95%	0.66	N/A	1.00
Lipper Equity Income Index	8.48%	14.24%	8.78%	88.26%	98.57%	50.73%	0.52	-1.66	0.94
Russell 1000 Value Index	8.37%	15.80%	8.03%	95.43%	106.99%	55.56%	0.46	-2.54	1.03

Source: Zephyr, Johnson Asset Management Research. Table statistics for period 1/2006-12/2021.

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[1] *The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitive Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitive Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. The award is not indicative of future performance and there is no guarantee of future investment success.*

DISCLOSURES & KEY TERMINOLOGY

Certain economic and market information contained herein has been obtained from published sources prepared by other parties, which in certain cases has not been updated through the date of the distribution of this paper. While such sources are believed to be reliable for the purposes used herein, Johnson does not assume any responsibility for the accuracy or completeness of such information. Further, no third party has assumed responsibility for independently verifying the information contained herein and accordingly no such persons make any representations with respect to the accuracy, completeness or reasonableness of the information provided herein. Unless otherwise indicated, market analysis and conclusions are based upon opinions or assumptions that Johnson considers to be reasonable.

There is no guarantee that the investment objectives will be achieved. Moreover, past performance is not indicative nor a guarantee of future results.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at https://www.johnsoninv.com/mutualfunds/documents. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

Information about indices is provided to allow for certain comparisons of the relevant Johnson Equity Income Fund strategy to that of certain well known and widely-recognized indices. Such information is included to show the general trend in the markets during the periods indicated and is not intended to imply that the holdings of the relevant fund were similar to the indices, either in composition or risk profile. Such indices are not actively managed and therefore do not have transaction costs, management or performance fees or other operational expenses. The investment program of the fund is not restricted to the securities comprising such indices and allows for, among other things, the use of leverage, short selling and the use of derivatives. The funds' portfolios may not be as diversified as such indices and the volatility of indices may be materially different from the volatility of the funds. Definitions for the indexes utilized in this document set out below.

Lipper Equity Income Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

Russell 1000 Index includes the top 1,000 companies by market-capitalization in the United States. It is considered a bellwether index for large cap equity investing.

S&P 500 is a market-capitalization weighted index that includes the 500 most widely held companies chosen with respect to market size, liquidity, and industry.

Sharpe ratio is a measure of an investment's risk-adjusted performance, calculated by comparing its return to that of a risk-free asset. The ratio divides a portfolio's excess returns versus the risk-free asset by a measure of volatility, in this case standard deviation of returns.

Shareholder Yield is a ratio that measures a company's net cash return to shareholders. The formula is Shareholder Yield = Net Payout Yield + Net Debt Paydown Yield, where Net Payout Yield = Dividend Yield + Net Common Equity Buyback Yield.

Downside Capture is a ratio that measures a manager's relative performance in down-markets by comparing the manager's monthly returns with those of a benchmark index. The table in Figure 10 measures Downside Capture relative to the S&P 500 Index.

Excess return calculations in figures 2, 3, 4, and 5 show average monthly annualized return calculations for selected factors less the average monthly annualized return for an equal-weighted universe of Russell 1000 stocks.